SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release
1 November 2016
Nils Andersen to join the BP Board

The board of BP p.l.c announced today that it has appointed Mr. Nils Smedegaard Andersen as a Non-Executive Director with immediate effect; as well as serving on the Board, he will join the Audit Committee
Mr. Andersen was Group Chief Executive of A.P. Møller - Mærsk A/S until 2016 and had previously been President and Chief Executive Officer of Carlsberg A/S and Carlsberg Breweries A/S.
Carl-Henric Svanberg, Chairman of BP said "I am delighted to welcome Nils Anderson to the BP Board. Nils brings broad experience from the energy, shipping and consumer goods industries. His depth of knowledge and insight from his long career will bring an added perspective to the work of the Board."
Nils Andersen:
Mr. Nils S. Andersen, 58, was Group Chief Executive of A.P. Møller - Mærsk from 2007 to June 2016. Prior to this he was Executive Vice President of Carlsberg A/S and Carlsberg Breweries A/S from 1999-2001, becoming President and Chief Executive Officer from 2001-2007.
He is a Non-Executive Director at Unilever Plc and Unilever NV, where he serves on the Audit Committee. Mr Andersen is also Chairman of Dansk Supermarked Group A/S.
Previous roles include Non-Executive Director of Inditex S.A. and William Demant A/S. He has also served as Managing Director of Union Cervecera, Hannen Brauerei and Chief Executive Officer of the Drinks Division of the Hero Group.
Mr Andersen is a Danish citizen and received his graduate degree from the University of Aarhus.
A photograph of Mr Andersen is available from the BP press office
Further information:
BP press office: +44 (0)20 7496 4076
bppress@bp.com
- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 November 2016

/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary